

SECURITIES AND EXCHANGE COMMISSION

10035846

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading	Pennsylvania	19603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M Durofchalk 610-478-2134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

1350 Broadcasting Road, Suite 203,	Wyomissing	PA	19610
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TAMMY L. MILLER, Notary Public
City of Reading, Berks County
My Commission Expires March 7, 2013

Signature

CFO/FINOP

Title

Tammy L. Miller

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tomasi & Company LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomasi & Company LLP

February 19, 2010

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 2009	December 2008
Cash	$ 1,379,174	$ 943,904
Receivable from clients	162,500	-0-
Advanced client expense	-0-	136,586
Prepaid expenses	259,042	219,348
Securities owned		
Not readily marketable, at estimated fair value	213,000	213,000
Equipment, at cost, less accumulated depreciation		
of $16,241 and $10,907 respectively in 2009 and 2008	12,525	8,592
Other assets	1,600	1,600
TOTAL ASSETS	$ 2,027,841	$ 1,523,030

LIABILITIES AND MEMBER'S EQUITY

	December 2009	December 2008
LIABILITIES		
Accounts payable	$ -0-	$ 26,886
Accrued PA capital stock tax	90,112	179,255
Payable to related party	374,932	159,637
Deferred revenue	-0-	136,586
TOTAL LIABILITIES	465,044	502,364
MEMBER'S EQUITY	1,562,797	1,020,666
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,027,841	$ 1,523,030

STATEMENTS OF INCOME

	December 2009	December 2008
REVENUES		
Commissions	$ 6,789,857	$ 2,738,492
Client expense reimbursements	71,232	44,819
Interest income	13,837	28,206
TOTAL REVENUES	6,874,926	2,811,517
EXPENSES		
Employee and subcontracting compensation and related expenses	3,383,803	2,210,034
Professional services	414,953	71,458
Administrative fees	265,000	150,000
Insurance	250,619	225,269
Client development - meals, mileage/other	247,189	172,674
Professional dues and fees	242,491	200,952
Promotional and marketing	179,112	266,402
Occupancy and storage	112,933	55,620
Client charges – meals, mileage/other	100,626	97,126
Capital stock tax	46,383	48,499
Telephone	37,060	24,762
Office charge – meals, mileage/other	31,529	43,268
Computer expenses	24,364	11,281
Report binding	24,356	36,708
Seminars and continuing education	22,658	47,709
Miscellaneous	10,680	17,010
Postage and delivery	8,729	16,163
Office supplies	8,464	6,398
Depreciation	5,334	3,782
Taxes - other	3,685	2,550
Charitable contributions	2,600	1,500
Bank fees	129	26
Advertising	-0-	5,940
TOTAL EXPENSES	5,422,697	3,715,131
NET INCOME (LOSS)	$ 1,452,229	$ (903,614)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December	
	2009	2008
BALANCE – Beginning of Year	$ 1,020,666	$ 1,924,280
Net income (loss)	1,452,229	(903,614)
Member contribution	174,902	-0-
Member distribution	(1,085,000)	-0-
BALANCE – End of Year	$ 1,562,797	$ 1,020,666

STATEMENTS OF CASH FLOWS

	December	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 1,452,229	$ (903,614)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	5,334	3,782
(Increase) decrease in operating assets:		
Receivable from clients	(162,500)	-0-
Advanced client expense	136,586	-0-
Other assets	-0-	(1,600)
Prepaid expenses	(39,694)	(51,921)
Increase (decrease) in operating liabilities:		
Accounts payable	(26,886)	26,886
Accrued PA capital stock tax	(89,143)	139,326
Payable to related party	215,295	(72,684)
Deferred revenue	(136,586)	-0-
Net Cash Provided by (Used In) Operating Activities	1,354,635	(859,825)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(9,267)	(5,391)
Acquisition of Non-marketable Securities	-0-	(213,000)
Net Cash Used In Investing Activities	(9,267)	(218,391)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to members	(1,085,000)	-0-
Contribution from members	174,902	-0-
Net Cash Used In Financing Activities	(910,098)	-0-
NET INCREASE/(DECREASE) IN CASH	435,270	(1,078,216)
CASH – Beginning of Year	943,904	2,022,120
CASH – End of Year	$ 1,379,174	$ 943,904
SUPPLEMENTAL SCHEDULE OF CASH FLOW DATA:		
Acquisition of non-marketable securities	-0-	(213,000)
Acquired for services provided	-0-	213,000
Cash used to acquire securities	-0-	-0-

The Accompanying Notes Are An Integral Part of These Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company was registered according to the minimum $5,000 net capital provisions of SEC rule 15c3-1 until June 17, 2008 when they were accepted to conduct underwriting activities thus raising the minimum net capital requirement to $100,000. (see Note 5)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in one financial institution located in Reading, Pennsylvania. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time throughout the year and at year end, the cash balances exceed the insured limits.

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer or a periodic billing for accumulated client advances or for time spent as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission close to or immediately at closing or upon a qualifying event.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is nationwide but primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $5,334 in 2009 and $3,782 in 2008.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $179,112 and $272,342 for 2009 and 2008, respectively.

Accrued Interest and Penalties Related to Unrecognized Tax Benefits

The Company reports accrued interest and penalties related to unrecognized tax benefits as interest expense and penalties expense, respectively. There were no interest or penalties related to unrecognized tax benefits for the years ended December 31, 2009 and 2008.

The Company is no longer subject to examination by the Internal Revenue Service and the Pennsylvania Department of Revenue for years prior to 2006.

Reclassification

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 presentation.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC (GHG) is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC (GFG). Griffin Holdings Group, LLC entered into a management agreement with GFG to provide various services to GFG. Such services include, but are not limited to, personnel, administrative, and all other services as may be required by GFG to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Griffin Holdings Group, LLC will provide personnel and administrative services on a fee reimbursement basis. Stevens and Lee, P.C. also provides administrative and other support services and is compensated accordingly.

Employees performing services on behalf of GFG shall remain at all times employees of GHG. Griffin Holdings Group, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees. Griffin Financial Group, LLC will reimburse GHG for payroll and all related costs. Other administrative costs are invoiced by GHG, Stevens and Lee, P.C. or Stevens & Lee Realty based on a proportional share of space, utilities, and other services provided.

The amount of employee and subcontracting compensation and related expenses provided by GHG and charged to operations was $3,320,443 in 2009 and $2,138,750 in 2008. In 2009, $2,770,609 was paid toward the expense and the remainder of $374,932 is classified as a related party payable and $174,902 as a capital contribution from GHG, its member, while in 2008, $1,979,113 was paid toward the expense to GHG and $159,637 was reflected as payable. Griffin Financial Group, LLC paid Stevens and Lee Realty $90,000 for occupancy in 2009 and $45,000 in 2008.

The Company also paid an agent who is a related party for insurance during 2009 and 2008. The total premium including commissions was $170,588 and $146,599 respectively. In addition Stevens and Lee, P.C. was paid $265,000 and $150,000 for administrative and support fees in 2009 and 2008.

NOTE 3 FAIR VALUE MEASUREMENT

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the organization has the ability to access.

NOTE 3 FAIR VALUE MEASUREMENT (CONTINUED)

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the us of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measure at fair value. There have been no changes in the methodologies used at December 31, 2009.

Securities owned--not readily marketable: Valued using techniques involving income and earnings-before-interest-taxes-depreciation-amortization (EBITDA) multiples and approaches that are consistent with the market and as specified by generally accepted accounting principles.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table set forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned Not readily marketable	$ -0-	$ -0-	$ 213,000	$ 213,000
Total Assets at Fair Value	$ -0-	$ -0-	$ 213,000	$ 213,000

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

	Securities owned not readily marketable
Balance, beginning of	$ 213,000
Realized gains	-0-
Unrealized gains (losses)	-0-
Purchases, sales, issuances and settlement (net)	-0-
Balance, end of year	$ 213,000

NOTE 4 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 5 NET CAPITAL REQUIREMENTS

In 2007 and continuing as of June 17, 2008 Griffin Financial Group, LLC was subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Beginning June 17, 2008 the minimum net capital increased to $100,000. At December 31, 2009 and 2008, the Company had net capital of $914,130 and $578,126, which was $814,130 and $478,126 in excess of its required net capital of $100,000 in 2009 and 2008, respectively. The Company's aggregate indebtedness as of December 31, 2009 was $465,044 and $365,778 as of December 31, 2008 and has met the ratio requirement referred to above.

NOTE 6 OCCUPANCY

The Company has an informal arrangement with Stevens & Lee Realty, a related party for office space and common area maintenance charges. In 2009 and 2008, approximately 6,000 and 4,000 square feet of office space was being utilized with an average comparable price of $15.00 and $11.25 per square foot respectively. The arrangement is calculated on a monthly basis at $7,500 in 2009 and $3,750 in 2008, and is subject to cancellation or variation in terms depending on the circumstances.

In addition, the Company leases office space in New Jersey and Virginia both having one year terms. Future minimum lease payment as of December 31, 2009 related to these two leases are

NOTE 6 OCCUPANCY (CONTINUED)

In addition, the Company leases office space in New Jersey and Virginia both having one year terms. Future minimum lease payment as of December 31, 2009 related to these two leases are $9,368 for 2010.

Rent expense for occupancy charged to operations for 2009 and 2008 was $111,761 and $54,100, respectively.

NOTE 7 COMMITMENT

In February 2006, the Company pledged through a non-binding agreement to contribute $125,000 to a local organization. The agreement calls for five annual payments beginning in 2006 and ending in 2010. The amount charged to operations was $25,000 in 2009 and 2008. The Company, although not legally obligated to do so, plans to follow through with the scheduled annual contributions.

NOTE 8 SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2009, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 19, 2010, which is the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December	
	2009	2008
TOTAL ASSETS	$ 2,027,841	$ 1,523,030
TOTAL LIABILITIES	(465,044)	(502,364)
NET WORTH	1,562,797	1,020,666
SUBORDINATED LOANS	-0-	-0-
ADJUSTED NET WORTH	1,562,797	1,020,666
LESS NET NON-ALLOWABLE ASSETS	(435,667)	(229,540)
CURRENT CAPITAL	1,127,130	791,126
LESS HAIRCUTS	(213,000)	(213,000)
NET CAPITAL	914,130	578,126
REQUIRED NET CAPITAL	100,000	100,000
EXCESS NET CAPITAL	$ 814,130	$ 478,126
AGGREGATE INDEBTEDNESS	$ 465,044	$ 365,778
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.51	.63

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION – (SCHEDULE I CONTINUED)

	December	
	2009	**2008**
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 914,130	$ 644,234
Various audit adjustments		
Correct and record depreciation to actual	3,855	(1,879)
Reclassify amounts as expense vs. capital asset	-0-	(11,685)
Properly record wage accrual	-0-	10,105
Accrue and properly state capital stock tax	-0-	(49,326)
Reclassify expense to prepaid	-0-	38,632
Reclassify prepaid to expense	(24,667)	-0-
Add unrecorded liabilities	-0-	(26,887)
Change in non-allowable assets		
Equipment net of accumulated depreciation	(3,855)	13,564
Prepaid expenses	24,667	(38,632)
Net Capital Per Above	$ 914,130	$ 578,126

INTERNAL CONTROL

Tomasi
Company LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomasi & Company LLP

February 19, 2010

GRIFFIN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Tomasi & Company LLP

Certified Public Accountants & Consultants

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